Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

RECEIVED
2006 OCT -3 A 11:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 25, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

SUPPL

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

06017248

To Whom It May Concern:

Enclosed please find the following documents:

- **Notice of Adjustment of Forecast of Full-Year Results**

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
OCT 04 2006
THOMSON
FINANCIAL

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

10/3

To Our Shareholders

September 21, 2006

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
(Code No. 5208 Tokyo Stock Exchange, 1st Section)
Contact: Title of Person in Charge:
Director & Managing Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of Adjustment of Forecast of Full-Year Results

On the basis of the trend of recent performance, the forecast of business results in the interim and full-year of the fiscal period ending March 31, 2007 (from April 1, 2006 to March 31, 2007), announced on April 26, 2006, was revised as follows. It is hereby announced.

1. Forecast of Consolidated Results for the Current Period

Interim Period (from April 1, 2006 to September 30, 2006)

(Unit: millions of yen)

	Sales	Ordinary profit	Current net profit
Previous forecast (A)	23,900	2,800	1,900
Current forecast (B)	24,200	2,700	1,700
Increased or decreased amount (B–A)	300	Δ100	Δ200
Increased or decreased percentage (%)	1.3%	Δ3.6%	Δ10.5%
Reference: Results of the previous interim period	22,146	2,954	1,897

Full-year (from April 1, 2006 to March 31, 2007)

(Unit: millions of yen)

	Sales	Ordinary profit	Current net profit
Previous forecast (A)	49,800	5,800	4,030
Current forecast (B)	46,300	4,500	3,050
Increased or decreased amount (B–A)	Δ3,500	Δ1,300	Δ980
Increased or decreased percentage (%)	Δ7.0%	Δ22.4%	Δ24.3%
Reference: Results of the previous year	44,759	5,320	3,892

2. Forecast of Individual Results for the Current Period

Interim Period (from April 1, 2006 to September 30, 2006)

(Unit: millions of yen)

	Sales	Ordinary profit	Current net profit
Previous forecast (A)	22,500	2,330	1,580
Current forecast (B)	22,780	2,360	1,520
Increased or decreased amount (B–A)	280	30	Δ60
Increased or decreased percentage (%)	1.2%	1.3%	Δ3.8%
Reference: Results of the previous interim period	20,475	2,373	1,408

Full-year (from April 1, 2006 to March 31, 2007)

(Unit: millions of yen)

	Sales	Ordinary profit	Current net profit
Previous forecast (A)	47,000	4,380	2,810
Current forecast (B)	43,300	3,290	2,150
Increased or decreased amount (B–A)	Δ3,700	Δ1,090	Δ660
Increased or decreased percentage (%)	Δ7.9%	Δ24.9%	Δ23.5%
Reference: Results of the previous year	41,696	3,676	2,419

3. Reasons for Adjustment

(Consolidated)

In connection with the revision of individual performance forecast, revision of the forecast of consolidated business results is made.

(Individual)

As the sales quantity of flexible printed circuit board materials and Fresnel lenses, our core products, are expected to be substantially lower than the forecast as of April, forecast of sales, ordinary profit and net profit has been adjusted.